UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 20, 2018

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

On September 25, 2018, Denbury Resources Inc. (the "Company") posted an updated Investor Presentation titled "Corporate Presentation – September 2018" on the Company's website in connection with the Company's attendance today at the Johnson Rice 2018 Energy Conference. To access the presentation, investors should visit the investor relations section of the Company's website at www.denbury.com.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 8 – Other Events

Item 8.01 – Other Events

As previously announced, on August 21, 2018, the Company closed a private offering (the "Offering") of $450 million aggregate principal amount of 7½% Senior Secured Second Lien Notes due 2024 (the "New Second Lien Notes"). In connection with the Offering, the Company and certain of its subsidiaries entered into an indenture dated August 21, 2018 (the "Indenture") with Wilmington Trust, National Association, as trustee and collateral trustee.

As required by Section 10.02(a) of the Indenture, the Company affirms that Denbury Onshore, LLC, a subsidiary of the Company, has timely executed and delivered for recording amendments to the existing mortgages that secure the Company's Existing Second Lien Notes in order, upon recording of such amendments, to secure the New Second Lien Notes.

Capitalized terms used but not defined in this Item 8.01 have the meanings ascribed to such terms in the Indenture, which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: September 25, 2018   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary